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Exhibit I(c)

General Electric Finland Oy

Dear Instrumentarium ADR holder:

As explained in the enclosed letter that was sent to shareholders in Finland, General Electric has extended its tender offer for the shares, including shares represented by ADR's, and options of Instrumentarium to 5 p.m. Finnish time, 10 a.m. New York City time, on August 29, 2003.

If you have any questions on how to tender your ADR's into the Offer, please contact our information agent using any of the methods listed below.

Sincerely, General Electric Finland Oy

The Information Agent for the Tender Offer is:

Morrow & Co., Inc.

You may obtain information regarding the Tender Offer from the Information Agent as follows:

445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

U.S. Security Holders Call Toll Free: (800) 607-0088
Security Holders Outside the U.S. Please Call Collect
E-mail: tender.info@morrowco.com

[General Electric Company]

April 8, 2003

Dear Instrumentarium Shareholder

General Electric has decided to extend its tender offer for the shares and options in Instrumentarium to August 29, 2003 at 5 p.m. Finnish time. The purpose of this extension is to allow for the completion of the required regulatory review process.

As you may know, GE and Instrumentarium have received requests for additional information from the European Commission and the U.S. Department of Justice, and we are working diligently to meet their need for information.

If all the conditions to complete the tender offer are satisfied or, where permitted, waived before the expiry of the extended offer period, the offer period may be discontinued to accelerate completion. GE will announce such possible discontinuation no later than seven Finnish banking days before the expiration of the offer period. If needed, GE may also further extend the tender offer period.

Instrumentarium shareholders approved the payment of a combined regular and special dividend of €4.70 per share at the company's annual general meeting on March 25, 2003. Consequently, as provided for in the terms and conditions of the tender offer, the amount offered by GE in the tender offer is now €36.00 per share in cash to reflect the payment to shareholders of the special dividend. The dividend does not affect the price offered for Instrumentarium options.

According to the new time schedule, shareholders tendering their shares will receive payment on or about September 12, 2003. Additional terms and conditions of GE's tender offer for Instrumentarium remain unchanged.

Most book-entry account operators and asset managers have instructed their clients on the acceptance of the offer when it was initially announced. Generally the same acceptance procedure still applies during the extended offer period.

Please note that if you have already given your acceptance of the tender offer, you do not need to do anything.

If you have not received any instructions, please contact your account operator or asset manager. If they do not take acceptance forms, any asset management branch of Nordea Bank Finland will accept them. Materials related to the tender offer are also available at asset management branches of Nordea Bank Finland and via the Internet site www.nordeasecurities.com.

We greatly appreciate your time on this matter. If you have any further questions, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031.

Sincerely,

Joseph M. Hogan
President and CEO
GE Medical Systems

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  Exhibit I(c)